AVALANCHE INTERNATIONAL, CORP.

5025 Pare, Unit 611

Montreal, QC, Canada H4P1P4

Tel: (514) 880-0719, E-mail: avalancheint@gmail.com

March 27, 2012

Ms. Lisa Kohl

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:  Avalanche International, Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 20, 2012

File No. 333-179028

Dear Ms. Kohl:

Further to your letter dated March 23, 2012, concerning the deficiencies in our Amendment No.2 to Registration Statement on Form S-1 filed on March 20, 2012, we provide the following responses:

The Offering, page 7

1. We note your response to comment 2 in our letter dated March 13, 2012 and the related revision to your disclosure. Please revise your disclosure under “Procedures for Subscribing” on page 21 to disclose that you will deliver stock certificates at the time of each purchase, as you state in your response. In this regard, we note that the disclosure in this section states that you will deliver stock certificates to purchasers “within (30) days of the close of the offering.”

The Company’s Response:  In response to this comment The Company revised its disclosure under “Procedures for Subscribing” on page 21 to disclose that it will deliver stock certificates at the time of each purchase:

“All checks for subscriptions must be made payable to “Avalanche International, Corp.” The Company will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers at the time each purchase is made.”

Exhibit Index

Exhibit 23.1

2. Please provide an updated auditor’s consent in your next amendment. In this regard, we note that the exhibit index states that you have included an auditor’s consent with this amendment, but it does not appear to have been filed.

The Company’s Response:  In response to this comment The Company provided an updated auditor’s consent.

Please direct any further comments or questions you may have to the company's email address at avalancheint@gmail.com or to the company's legal counsel Mr. Thomas E. Stepp, Jr. at:

Thomas E. Stepp, Jr.
Stepp Law Corporation
15707 Rockfield Boulevard, Suite 101
Irvine, California 92618

Tel. (949) 660-9700 ext. 124

Fax.  (949) 660-9010

Email: tes@stepplawgroup.com

Thank you.

Sincerely,

/S/ Yulia Goldfinger

Yulia Goldfinger, President

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